Exhibit 99.1

premium catering (Holdings) Limited Announces RESULTS OF ITS

EXTRAORDINARY GENERAL MEETING AND SHARE CONSOLIDATION

SINGAPORE, July 11, 2025 (GlobeNewswire) – Premium Catering (Holdings) Limited (“PC” or the “Company”) (Nasdaq: PC), announced that the members approved a share consolidation (“Reverse Stock Split”) of the Company’s authorized and issued Ordinary Shares at a ratio from 1 for 2 to 1 for 18 (the “Range”) at an Extraordinary General Meeting (“EGM”) held today. Following the EGM, the Board of Directors authorized a Reverse Stock Split of 1:9 for all shareholders of record on July 21, 2025. The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on July 22, 2025 under the existing ticker symbol of “PC”.

The Board of Directors believes it is in the best interests of the Company and its Members to maintain compliance with the minimum bid requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirements”) and be traded on the Nasdaq Capital Market. The Minimum Bid Requirements require that the Company’s ordinary shares maintain a minimum bid price of $1.00 in order to continue listing on the Nasdaq Capital Market. The Board believes that effecting the Reverse Stock Split of 1:9 will facilitate compliance with the Minimum Bid Requirements

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Premium Catering (Holdings) Limited

Premium Catering (Holdings) Limited is a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and has over 11 years of experience in the catering services industry in Singapore. The Group primarily supplies budget prepared meals to foreign construction workers in Singapore. In addition, the Group operates food stalls and provides buffet catering services for private functions as well as ancillary delivery services. Since 2019, the Group has introduced smart incubators where prepared meals are placed in them for collection by the customer. The smart incubators are the Company’s custom-made compartmentalized, heated and insulated food vending lockers which are used to deliver budget prepared meals to customers in a secured, hygienic, contactless manner at a pre-set temperature.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

Sarah Loh

The Chief Financial Officer

Telephone +65-67901488

IR@premium-catering.com.sg